Exhibit 99.1

China Finance Online Reports Fourth Quarter and Fiscal Year 2014 Unaudited Financial Results

- Attributable Net Income was $3.6 million -

Beijing, March 23, 2015 -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that  provides Chinese retail investors with online access to securities and commodities trading, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter 2014 Summary
•	Net revenues were $18.8 million, compared with $26.5 million in the fourth quarter of 2013.
•	Revenues from financial services were $13.3 million, compared with $20.4 million in the fourth quarter of 2013.
•	Gross profit was $14.4 million, compared with $22.0 million in the fourth quarter of 2013.
•	Net income attributable to China Finance Online was $3.6 million, an increase of 95% from $1.9 million in the fourth quarter of 2013.

Fiscal Year 2014 Summary
•	Net revenues were $83.7 million, an increase of 59% from $52.7 million for 2013.
•	Revenues from financial services were $64.7 million, an increase of 93% from $33.5 million for 2013.
•	Gross profit was $63.3 million, an increase of 50% from $42.2 million for 2013.
•	Net loss attributable to China Finance Online was $7.2 million, compared with $8.6 million for 2013.

“We continued to strengthen our core competence by optimizing our operations and developing new products and services. Last year, we launched our new and applauded Investment Masters (iTougu) application facilitating communication between securities investment advisors and their respective clients and followers in real-time and for 24 hours a day, and enabling a vast number of Chinese individual investors to obtain private advice from thousands of securities investment advisors. We continued to expand our partnerships with more securities firms on our web-based trading platform, Securities Master (Zhengquantong) and continued to diversify our product offerings on our wealth management platform, Yinglibao,” Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online stated. “With the policy of promoting the healthy development of Internet finance and improving financial supervision and coordination mechanism, we continue to remain confident in the long-term prospect of becoming a one-stop financial products and service provider in China, and ‘Making Investment Easier’ for our clients and users.”

Fourth Quarter 2014 Financial Results

Net revenues for the fourth quarter of 2014 were $18.8 million, a decrease of 29% from $26.5 million for the corresponding period in 2013. The Company’s net revenues are categorized under: (a) revenues from financial services, which include brokerage-related and precious metals trading services; (b) revenues from financial information and advisory business, which include subscription services from individual and institutional customers; and (c) revenues from advertising services. During the fourth quarter of 2014, revenues from financial services, financial information and advisory business and advertising services contributed 71%, 13% and 15% of our net revenues, respectively, compared with 77%, 11%, and 9%, respectively, for the corresponding period in 2013.

Revenues from financial services were $13.3 million, a decrease of 35% from $20.4 million in the fourth quarter of 2013 and a decrease of 22% from $17.1 million in the third quarter of 2014. Revenues from financial information and advisory business were $2.5 million, a decrease of 16% from $2.9 million in the fourth quarter of 2013 and an increase of 8% from $2.3 million in the third quarter of 2014. Revenues from advertising were $2.9 million, an increase of 17% from $2.5 million in the fourth quarter of 2013 and an increase of 63% from $1.8 million in the third quarter of 2014.

Gross profit was $14.4 million, a decrease of 35% from $22.0 million in the fourth quarter of 2013 and a decrease of 10% from $16.0 million in the third quarter of 2014. Gross margin in the fourth quarter for 2014 was 77% compared with 83% in the fourth quarter for 2013 and 76% in the third quarter for 2014.

General and administrative (“G&A”) expenses were $3.3 million, a decrease of 36% from $5.3 million in the fourth quarter of 2013, primarily due to a decreased share-based compensation expenses, and a decrease of 48% from $6.4 million in the third quarter for 2014.

Sales and marketing (“S&M”) expenses were $9.7 million, a decrease of 38% from $15.5 million in the fourth quarter of 2013, primarily due to lower marketing expenses and sales commissions, and an increase of 6% from $9.1 million in the third quarter for 2014.

Research and development (“R&D”) expenses were $3.4 million, an increase of 52% from $2.2 million in the fourth quarter of 2013 and an increase of 29% from $2.6 million in the third quarter for 2014. The Company expects to continue to invest in its data, product and technical capabilities to achieve the Company’s long term strategic plan.

Loss from operations was $1.8 million, compared with $1.0 million in the fourth quarter of 2013 and $1.9 million in the third quarter of 2014.

Net income attributable to China Finance Online was $3.6 million, an increase of 95% from $1.9 million in the fourth quarter of 2013, compared to a net loss of $2.4 million in the third quarter of 2014.

Fully diluted earnings per ADS was $0.14 for the fourth quarter of 2014, compared with $0.08 for the fourth quarter of 2013. Basic and diluted weighted average number of ADS for the fourth quarter of 2014 were 21.9 million and 25.0 million, respectively. Each ADS represents five ordinary shares of the Company.

Fiscal Year 2014 Financial Results

Net revenues for the fiscal year of 2014 were $83.7 million, an increase of 59% from $52.7 million for 2013.

Gross profit was $63.3 million, an increase of 50% from $42.2 million for 2013. Gross margin in 2014 was 76% compared with 80% for 2013.

Net loss attributable to China Finance Online was $7.2 million, compared with $8.6 million for 2013.

As of December 31, 2014, total cash and cash equivalents were $32.5 million, compared with $25.3 million as of September 30, 2014, and $36.4 million as of December 31, 2013.

Total shareholders’ equity of China Finance Online was $64.6 million as of December 31, 2014.

Conference Call Information

The management will host a conference call and a simultaneous webcast on March 23, 2014 at 8:00 p.m. U.S. Eastern Time (March 24, 2014 at 8:00 a.m. Beijing/Hong Kong time). Interested parties may participate in the conference call by dialing the following numbers approximately five minutes before the call starts.

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210/400-120-3170
Conference: ID: 13402522

A replay of the conference call will be available shortly after the conclusion of the event through 8:30 p.m. Eastern Time on March 30, 2015. The dial-in details for the replay are:

US: 1-855-452-5696
Hong Kong: 800-963-117
Singapore: 800-616-2305
China: 800-870-0206/400-602-2065
Conference ID: 13402522

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://edge.media-server.com/m/p/o9zu328i

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company in China. The company provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co., Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong. For more information, please visit http://www.chinafinanceonline.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract and continue to develop iTongu, Zhengquantong and Yinglibao;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

•	the changing customer needs, regulatory environment and market conditions that we are subject to;
•	the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;
•	the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance;
•	the unpredictability of the growth of new businesses, including our precious metal trading service;
•	the degree to which our strategic collaborations with partners and our technological advancement will yield successful outcome;
•	the prospect for China’s high-net-worth and middle-class households ;
•	the prospect of equipping our customer specialists with new technology, tools and financial knowledge;
•	wavering investor confidence that could impact our business; and
•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Dec. 31, 2014	Dec. 31, 2013
Assets
Current assets:
Cash and cash equivalents	32,538	36,371
Restricted cash	5	4
Trust bank balances held on behalf of customers	11,922	9,999
Accounts receivable, net - others	12,886	15,325
Accounts receivable, net - Margin clients	1,699	5,977
Loan receivable	10,296	10,333
Consideration Receivable	13,401	13,450
Prepaid expenses and other current assets	8,539	3,307
Deferred tax assets, current	926	1,114
Total current assets	92,212	95,880
Long-term investments, net	1,218	1,139
Property and equipment, net	4,863	3,868
Acquired intangible assets, net	2,185	7,545
Rental deposits	1,388	1,115
Goodwill	7,090	16,974
Deferred tax assets, non-current	72	94
Other deposits	4,874	6,877
Total assets	113,902	133,492

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,954 and $3,808 as of December 31,2014 and December 31,2013, respectively)	4,936	6,150
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,282 and $7,460 as of December 31,2014 and December 31, 2013, respectively)	8,837	9,696
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $399 and $648 as of December 31,2014 and December 31, 2013, respectively)	11,922	9,999
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,879 and $5,520 as of December 31, 2014 and December 31, 2013, respectively)	9,852	12,573
Deferred tax liability, current (including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $578 and $325 as of December 31, 2014 and December 31, 2013, respectively)	580	325
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $301 and $414 as of December 31,2014 and December 31,2013, respectively)	314	459
Total current liabilities	36,441	39,202
Deferred tax liability, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $546 and $1,886 as of December 31, 2014 and December 31, 2013, respectively)	546	1,886
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $353 and $633 as of December 31,2014 and December 31,2013, respectively)	1,373	1,986
Total liabilities	38,360	43,074
Noncontrolling interests	10,926	14,646
Total China Finance Online Co. Limited Shareholders' equity	64,616	75,772
Total liabilities and equity	113,902	133,492

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended			The year ended
	Dec. 31, 2014	Dec. 31, 2013	Sep. 30, 2014	Dec. 31, 2014	Dec. 31, 2013
Net revenues	18,780	26,481	21,138	83,696	52,738
Cost of revenues	(4,388)	(4,476)	(5,116)	(20,353)	(10,570)
Gross profit	14,392	22,005	16,022	63,343	42,168
Operating expenses
General and administrative(includes share-based compensation expenses of $(114), $2,120, $3,451, $4,534 and $2,985, respectively)	(3,342)	(5,259)	(6,375)	(17,593)	(15,210)
Sales and marketing (includes share-based compensation expenses of $35, $6, $5, $52 and $10, respectively)	(9,669)	(15,519)	(9,124)	(43,761)	(30,588)
Product development (includes share-based compensation expenses of $55, $22, $15, $114 and $40, respectively)	(3,386)	(2,228)	(2,626)	(11,148)	(9,033)
Loss from impairment of intangible assets	-	-	-	(1,802)	-
Loss from impairment of goodwill	-	-	-	(8,150)	-

Total operating expenses	(16,397)	(23,006)	(18,125)	(82,454)	(54,831)
Government subsidies	206	-	169	659	11
Loss from operations	(1,799)	(1,001)	(1,934)	(18,452)	(12,652)
Interest income	1,139	424	1,022	4,045	1,341
Interest expense	(1)	(1)	(1)	(12)	(196)
Short-term investment income, net	36	81	39	59	131
Cost method investment income	4,338	-	-	4,338	-
Equity method investment income	-	2,774	-	-	2,774
Other income (loss), net	(573)	337	12	19	(29)
Exchange gain (loss), net	63	148	14	(113)	557

Income (loss) before income tax benefits (expenses)	3,203	2,762	(848)	(10,116)	(8,074)
Income tax benefits (expenses)	(66)	377	(60)	(514)	(100)

Net income (loss)	3,137	3,139	(908)	(10,630)	(8,174)
Less: Net income (loss) attributable to the noncontrolling interest	(478)	1,282	1,498	(3,463)	399
Net income (loss) attributable to China Finance Online Co. Limited	3,615	1,857	(2,406)	(7,167)	(8,573)

Net income (loss)	3,137	3,139	(908)	(10,630)	(8,174)
Changes in foreign currency translation adjustment	255	385	(31)	(222)	1,196
Net unrealized gain on available-for-sale securities, net of tax effects of nil, $(4), nil, nil and nil, respectively	-	(11)	-	-	-
Other comprehensive income (loss), net of tax	255	374	(31)	(222)	1,196
Comprehensive income (loss)	3,392	3,513	(939)	(10,852)	(6,978)
Less: comprehensive income (loss) attributable to noncontrolling interest	(478)	1,282	1,498	(3,463)	399
Comprehensive income (loss) attributable to China Finance Online Co. Limited	3,870	2,231	(2,437)	(7,389)	(7,377)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	0.03	0.02	(0.02)	(0.07)	(0.08)
Diluted	0.03	0.02	(0.02)	(0.07)	(0.08)
Loss per ADS
Basic	0.16	0.09	(0.11)	(0.33)	(0.39)
Diluted	0.14	0.08	(0.11)	(0.33)	(0.39)
Weighted average ordinary shares
Basic	109,767,868	109,060,617	109,338,747	109,385,712	109,019,513
Diluted	124,990,589	118,921,336	109,338,747	109,385,712	109,019,513
Weighted average ADSs
Basic	21,953,574	21,812,123	21,867,749	21,877,142	21,803,903
Diluted	24,998,118	23,784,267	21,867,749	21,877,142	21,803,903